Mail Stop 0511



							April 28, 2005



C. Patrick Machado
Senior Vice President and Chief Financial Officer
Orion Acquisition Corp. II
501 Second Street, Suite 211
San Francisco, California 94107

		RE:	Orion Acquisition Corp. II
			Registration Statement on Form SB-2
			File No. 333-122431

Dear Mr. Machado:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note that the selling shareholder table reflects the registration, for resale, of 1,290,322 shares held by Special Situations Private Equity Fund, L.P.; 967,742 shares held by Special
Situations Fund III, L.P; 652,114 shares held by Joseph J. Grano, Jr.; 322,581 shares held by Special Situations Cayman Fund, L.P.; and
32,258 shares held by Joseph F. Barletta. In light of the company`s representation in its supplemental response to our prior comment 1;
specifically, that it has "revised the terms of the offering to include only selling stockholders who are non-affiliates of the [r]egistrant, and who are neither broker-dealers nor affiliates or associates of broker-dealers," it appears that the shares held by these entities and/or individuals should be removed from the registration statement. Revise or advise.

Management
2. As it relates to Mr. Bailey`s experience, please provide information for the last five years as required by Item 401(a)(4) of
Regulation S-B.

Financial Statements
3. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

Part II - Information Not Required in Prospectus

Undertakings
4. As an undertaking, please include the substance of the
company`s
supplemental response to our prior comment 1, i.e., "the
registrant
undertakes that it will not file a registration statement . . . ."

Form 8-K/A filed March 4, 2005
5. We reviewed your response to comment 15. The financial statements required by Item 9.01 of Form 8-K should be filed in an amendment no later than 75 days after the completion of the acquisition.
Please
amend the filing to remove the post-acquisition financial statements of the subsidiary as of December 31, 2004, and provide the interim statements of operations, cash flows and related disclosures, as of
September 30, 2004.

Form 10-KSB filed February 11, 2005

6. We reviewed your response to comment 17.  Revise the Form 10-
KSB
to reflect all applicable comments on the Form SB-2, including those previously issued.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397, or to Mike Karney who supervised the review of your filing, at (202) 551-3847.

      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies


cc.	Bradley Bugdanowitz, Esq.
	415-395-8095


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Orion Acquisition Corp. II
April 28, 2005




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